EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2009	2008	2007	2006	2005
Earnings:
Income before provision for income taxes, discontinued operations, extraordinary item, and cumulative effect of accounting change	$11,568	$15,914	$14,545	$12,192	$11,449
Equity in earnings of unconsolidated businesses	(553)	(567)	(585)	(773)	(686)
Dividends from unconsolidated businesses	942	779	2,571	42	2,335
Interest expense (1)	3,102	1,819	1,829	2,349	2,129
Portion of rent expense representing interest	839	734	684	650	511
Amortization of capitalized interest	134	125	115	112	108

Earnings, as adjusted	$16,032	$18,804	$19,159	$14,572	$15,846

Fixed Charges:
Interest expense (1)	$3,102	$1,819	$1,829	$2,349	$2,129
Portion of rent expense representing interest	839	734	684	650	511
Capitalized interest	927	747	429	462	352
Preferred stock dividend requirement (2)	–	–	–	2	9

Fixed Charges	$4,868	$3,300	$2,942	$3,463	$3,001

Ratio of earnings to fixed charges	3.29	5.70	6.51	4.21	5.28

(1)

On January 1, 2007, Verizon adopted the accounting standard relating to the accounting for uncertainty in income taxes (see Notes 1 and 13 of the Consolidated Financial Statements in this annual report on Form 10-K). As permitted, we classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.

(2)	On January 15, 2006, Verizon redeemed $100 million Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid holders the last dividend on that stock.